________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                ----------------

                           REGENCY CENTERS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                        Options to Purchase Common Stock,
                            par value $0.01 per share
                         (Title of Class of Securities)

                                    758849103
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                               J. Christian Levitt
                              Senior Vice President
                           Regency Centers Corporation
                       121 West Forsyth Street, Suite 200
                           Jacksonville, Florida 32202
                            Telephone: (904) 598-7000
                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing persons)
                               -------------------

                                    Copy to:
                                 Linda Y. Kelso
                               Foley & Lardner LLP
                        One Independent Drive, Suite 1300
                           Jacksonville, Florida 32202
                            Telephone: (904) 359-2000
                            -------------------------

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
  Transaction Value Amount*                     Amount of Filing Fee
--------------------------------------------------------------------------------
         $6,763,641                                   $856.95
--------------------------------------------------------------------------------

     *Calculated solely for purposes of determining the filing fee. This amount assumes that the reload right feature on options to purchase 1,623,219 shares of common Stock of Regency Centers Corporation having an aggregate value of approximately $6,763,641 will be exchanged pursuant to this offer. The aggregate value of such reload rights were calculated using a binomial option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per each $1.0 million of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:        Not applicable.
     Form or Registration No.:      Not applicable.
     Filing Party:                  Not applicable.
     Date Filed:                    Not applicable.

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[_] Check the appropriate boxes to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:      [_]

________________________________________________________________________________

Item 1.  Summary Term Sheet

         The information set forth under "Summary Term Sheet" in the Offer to Exchange Reload Rights for New Options or Stock Rights Awards, dated December 10, 2004 (the "Offer to Exchange"), attached as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information

         (a) The name of the issuer is Regency Centers Corporation, a Florida corporation (the "Company" or "Regency"), and the address of its principal executive office is 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202. The Company's phone number is (904) 598-7000. The information set forth in the Offer to Exchange under Section 18 ("Information Concerning Regency") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to its current employees to exchange the reload feature on their unexercised options (the "Reload Rights") to purchase Regency common stock (the "Common Stock") (whether vested or unvested) that were issued under Regency's Long Term Omnibus Plan, as amended (the "Omnibus Plan"), for either (1) newly issued options to purchase Common Stock pursuant to the Omnibus Plan (the "New Options") or (2) a newly issued stock rights award issued pursuant to the Omnibus Plan (the "Stock Rights Awards") that will represent the right to receive shares of Common Stock upon vesting, upon the terms and subject to the conditions set forth in the Offer to Exchange, the related individualized letter and spreadsheet and election forms attached as Exhibits (a)(1), (a)(2), (a)(3) and (a)(4) respectively (the Offer to Exchange, the individualized letter and spreadsheet and the election forms, as they may be amended or supplemented from time to time, being referred to as the "Offer").

                Only employees of the Company as of December 10, 2004, except the Company's chief executive officer (CEO), chief operating officer (COO) and chief financial officer (CFO), who continue to be employees through the date the Company accepts their tendered Reload Rights for exchange and cancellation are eligible to participate in the Offer. The Company's CEO, COO and CFO may participate in the offer but may only receive New Options in exchange for their Reload Rights. Non-employee members of the Company's board or directors are not eligible to participate in the Offer.

                As of December 8, 2004, there were a total of 1,735,980 options outstanding that had a reload feature. Of these outstanding options, options exercisable for 1,623,219 shares of the Company's Common Stock are held by eligible participants. The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 4 ("Eligibility"), Section 5 ("Source and Amount of Consideration; Terms of New Options and Stock Awards Rights") and Section 7 ("Expiration Date") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 11 ("Price Range of Shares Underlying the New Options and Stock Award Rights") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person

         (a) The Company is the filing person. The information set forth under Item 2(a) above and the Offer to Exchange under Section 12 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Options or Stock Rights Awards") and under Section 18 ("Information Concerning Regency") is incorporated herein by reference.

Item 4.  Terms of the Transaction

         (a) The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 4 ("Eligibility"),
Section 5 ("Source and Amount of Consideration; Terms of New Options and Stock Rights Awards"), Section 6 ("Procedure for Electing to Exchange Reload Rights"),
Section 7 ("Expiration Date"), Section 8 ("Withdrawal Rights and Change of Election"), Section 9 ("Material U.S. Federal Income Tax Consequences"), Section 10 ("Conditions of the Offer"), Section 13 ("Legal Matters; Regulatory

Approvals"), Section 14 ("Extension of Offer; Termination and Amendment") and
Section 15 ("Accounting Treatment of the Transaction") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Options or Stock Rights Awards") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Options or Stock Rights Awards") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a) The information set forth in the Offer to Exchange under Section 3 ("The Purpose of This Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 15 ("Accounting Treatment of the Transaction") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 3 ("The Purpose of This Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration

         (a) The information set forth in the Offer to Exchange under Section 5 ("Source and Amount of Consideration; Terms of New Options and Stock Award Rights") and Section 17 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information required by Item (b) of Item 1007 of Regulation M-A is not applicable.

         (c) The information required by Item (d) of Item 1007 of Regulation M-A is not applicable.

Item 8.  Interests in Securities of the Subject Company

         (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Options or Stock Rights Awards") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Options or Stock Rights Awards") is incorporated herein by reference.

Item 9.  Persons/Assets Retained, Compensated or Used.

         (a) The information required by Item (a) of Item 1009 of Regulation M-A is not applicable.

Item 10. Financial Statements

         (a) The information set forth in the Offer to Exchange under Section 16 ("Financial Statements"), Section 18 ("Information Concerning Regency") and
Section 19 ("Additional Information is incorporated herein by reference.

         (b) The information required by Item (b) of Item 1010 of Regulation M-A is not applicable.

Item 11. Additional information.

         (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Options or Stock Rights Awards") is incorporated herein by reference.

         (b) The information required by Item (b) of Item 1011 of Regulation M-A is not applicable.

Item 12. Exhibits

         (a)    (1)     Offer to Exchange, dated December 10, 2004

                (2)     Form of Individualized Letter and Spreadsheet

                (3)     Election Form for California, Oregon and Texas Residents

                (4) Election Form for Colorado, Florida, Georgia, Missouri, Ohio and Virginia Residents

                (5)     Form of Email Notice re Informational Telephone
                        Conference

         (b) The information required by Item (b) of Item 1016 of Regulation M-A is not applicable

         (c) Regency Centers Corporation Long Term Omnibus Plan filed as an appendix to the Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed with the Securities and Exchange Commission (the "Commission") on April 3, 2003, and incorporated herein by reference.

         (d) The information required by Item (g) of Item 1016 of Regulation M-A is not applicable

         (e) The information required by Item (h) of Item 1016 of Regulation M-A is not applicable

Item 13. Information Required by Schedule 13E-3

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, correct and complete.

                                        REGENCY CENTERS CORPORATION


                                        By:     /s/ J. Christian Levitt
                                           -------------------------------------
                                                J. Christian Levitt
                                                Senior Vice President

Date:  December 10, 2004

                                INDEX TO EXHIBITS

   Exhibit
   Number         Description
   -------        ---------------

(a)(1)            Offer to Exchange, dated December 10, 2004
(a)(2)            Form of Individualized Letter and Spreadsheet
(a)(3)            Election Form for California, Oregon and Texas Residents
(a)(4) Election Form for Colorado, Florida, Georgia, Missouri, Ohio and Virginia Residents
(a)(5)            Form of Email Notice re Schedule of Informational Telephone
                  Conference
(d)(1) Regency Centers Corporation Long Term Omnibus Plan filed as an appendix to the Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed with the Securities and Exchange Commission (the "Commission") on April 3, 2003, and incorporated herein by reference